575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

Peter J. Shea peter.shea@kattenlaw.com 212.940.6447 direct 212.894.5724 fax

September 8, 2015

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Freedom Capital Corporation

Supplemental Response Concerning Fee Table Disclosures

File Nos. 333-202461 and 814-01137

Dear Ladies and Gentlemen:

On behalf of our client, Freedom Capital Corporation (the “Fund”) advised by Freedom Capital Investment Advisors LLC (the “Adviser”), we are providing the Fund’s supplemental response to oral comments delivered to the undersigned by Mr. Asen Parachkevov, Attorney Advisor, on September 4, 2015. The oral comments relate to Pre-Effective Amendment No. 2 under the Securities Act of 1933 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) that was filed on August 13, 2015 (File No. 333-202461) with the Securities and Exchange Commission (the “SEC”).

In the following discussion, we have summarized the staff’s oral comments in bold and provided the Fund’s response immediately thereafter. The comments have been numbered for convenience. Capitalized terms used in this letter but otherwise not defined herein are used with the meanings ascribed to them in the Registration Statement.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	ORANGE COUNTY	SHANGHAI	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Securities and Exchange Commission

September 8, 2015

Fees & Expenses, page 24

1. Please confirm that the Fund will update the fee table contained in the prospectus that is a part of the Registration Statement when it files annual post-effective amendments to include fiscal year-end audited financial statements. Presently, the fee table appropriately assumes when calculating estimated expense ratios that the Fund sold shares worth $100.0 million in its offering, net offering proceeds were $88.5 million, average net assets equaled one-half of the net offering proceeds, or $44.25 million, and Fund borrowings equaled 50% of average net assets, or $22.125 million. In future annual updating post-effective amendments to the Registration Statement, the fee table expense ratios should be updated to reflect actual amounts of offering proceeds, average net assets and borrowings.

The Fund confirms that it will update the fee table in the prospectus to reflect expense ratios based on actual amounts of offering proceeds, average net assets and borrowings whenever it files annual post-effective amendments to the Registration Statement.

2. Please revise in the final prospectus the second sentence of footnote 3 to the fee and expense table to more accurately reflect the Fund’s obligation to reimburse the Advisor for offering costs and organizational costs from gross offering proceeds.

The Fund will revise in the final prospectus the second sentence in footnote 3 of the fee and expense table to read as follows:

Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, Freedom Capital Investment Advisors will be entitled to receive up to 1.5% of gross proceeds raised in our continuous public offering for offering costs and organization costs funded by Freedom Capital Investment Advisors or its affiliates.

The Fund acknowledges that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 8, 2015

Please do not hesitate to contact me at (212) 940-6447 if you have any questions or comments with respect to the foregoing responses or to the Registration Statement.

Very truly yours,
/s/ Peter J. Shea
Peter J. Shea

Cc:	Mr. Asen Parachkevov
Mr. Jeffrey McClure
Mr. Robert Amweg